Exhibit 99.1

Yintech Reports Third Quarter 2016 Unaudited Financial Results

SHANGHAI, China, Nov. 15, 2016 (GLOBE NEWSWIRE) — Yintech Investment Holdings Limited (NASDAQ:YIN) (“Yintech” or the “Company”), the largest online provider of spot commodity trading services in China by customer trading volume in both 2014 and 2015, today announced its unaudited financial results for the quarter ended September 30, 2016.

For the third quarter of 2016, Yintech’s customer trading volume was RMB835.1 billion (US$125.2 billion), a 486.9% increase compared to the third quarter of 2015. Yintech generated net commissions and fees of RMB700.7 million (US$105.1 million), a 223.9% increase compared to the third quarter of 2015.

	For the three months ended
In RMB million, except otherwise specified	September 30, 2016[1]	September 30, 2015	YoY Change	June 30, 2016	QoQ Change
Customer trading volume (in RMB billion)	835.1	142.3	486.9%	414.3	101.6%
Revenues	747.5	379.0	97.2%	507.4	47.3%
Net commissions and fees	700.7	216.4	223.9%	463.8	51.1%
Net income attributable to Yintech	242.1	142.8	69.5%	201.1	20.4%
EPS per ADS - diluted (RMB)	3.75	2.72	37.9%	3.38	10.9%

Non-GAAP data
Non-GAAP net income attributable to Yintech	248.9	150.5	65.4%	208.3	19.5%
Non-GAAP EPS per ADS - diluted (RMB)	3.86	2.87	34.5%	3.50	10.3%

Note

(1) Including Gold Master’s results of operations since September 1, 2016. Gold Master’s customer trading volume, revenues and net income from September 1, 2016 to September 30, 2016 were RMB202.4 billion, RMB70.3 million and RMB21.2 million, respectively. Excluding Gold Master’s contribution, the Company’s customer trading volume, revenues and net income attributable to Yintech for the three months ended September 30, 2016 would have been RMB632.7 billion, RMB677.2 million and RMB220.9 million, respectively.

“We are pleased to deliver another quarter of strong results as we continue to strengthen our position as a market leader,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “We adjusted our management structure to provide each business unit more autonomy and flexibility to rapidly respond to market changes and emerging opportunities. Following a smooth transition, Gold Master is now fully consolidated and integrated under Yintech. Furthermore, we expanded our brand portfolio into Gold Master, Yin Tian Xia, Da Xiang and Yin Ru Yi, which I am confident will enhance our market visibility and enable us to target a wider range of customers.”

“We continued to see excellent growth momentum in customer trading volume, revenues and net income during the quarter,” commented Mr. Jingbo Wang, CFO of Yintech. “On top of the organic growth of our existing business, we began consolidating Gold Master’s results of operations in September 2016 which directly contributed to our top and bottom line. While we encountered some challenges in expanding our mini account business, we remain committed to developing it and are optimistic about its long-term prospects.”

Third Quarter 2016 Financial Results

Revenues were RMB747.5 million (US$112.1 million), an increase of 97.2% from RMB379.0 million in the same quarter last year and an increase of 47.3% from RMB507.4 million in the previous quarter. The increases were mainly due to the increase in net commissions and fees.

Net commissions and fees were RMB700.7 million (US$105.1 million), an increase of 223.9% from RMB216.4 million in the same quarter last year and an increase of 51.1% from RMB463.8 million in the previous quarter. The increases were primarily due to the increase in customer trading volume, which was RMB835.1 billion (US$125.2 billion) during the third quarter of 2016, an increase of 486.9% from RMB142.3 billion in the same quarter last year and an increase of 101.6% from the previous quarter. The increase in customer trading volume was mainly attributable to (i) an expanding customer base, (ii) increased trading volume of customers on the Tianjin and Guangdong Exchanges, and (iii) the consolidation of Gold Master’s results of operations beginning on September 1, 2016.

Effective fee rate was 0.084%, compared with 0.154% in the same quarter last year and 0.112% in the previous quarter. The decrease was mainly attributable to (i) a significant increase in customer trading volume on the Shanghai Gold Exchange after the consolidation of Gold Master, which had a lower effective fee rate due to the exchange’s order-driven trading model, and (ii) a decrease in the effective fee rate from the Tianjin Precious Metals Exchange due to recent modifications in its trading model.

Expenses were RMB478.7 million (US$71.8 million), an increase of 140.3% from RMB199.2 million in the same quarter last year and an increase of 72.5% from RMB277.5 million in the previous quarter. The increase was primarily attributable to the consolidation of Gold Master, as well as an increase in advertising and promotional expenses associated with a series of marketing initiatives.

Net income was RMB235.2 million (US$35.3 million), an increase of 64.7% from RMB142.8 million in the same quarter last year and an increase of 16.5% from RMB201.8 million in the previous quarter.

Net income attributable to Yintech was RMB242.1 million (US$36.3 million), an increase of 69.5% from RMB142.8 million in the same quarter last year and an increase of 20.4% from RMB201.1 million in the previous quarter.

Diluted earnings per ADS were RMB3.75 (US$0.56), compared with diluted earnings per ADS of RMB2.72 in the same quarter last year and diluted earnings per ADS of RMB3.38 in the previous quarter.

Non-GAAP net income attributable to Yintech was RMB248.9 million (US$37.3 million), an increase of 65.4% from RMB150.5 million in the same quarter last year and an increase of 19.5% from RMB208.3 million in the previous quarter.

Non-GAAP diluted earnings per ADS were RMB3.86 (US$0.58), compared with non-GAAP diluted earnings per ADS of RMB2.87 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB3.50 in the previous quarter.

Other comprehensive income was RMB3.0 million (US$0.5 million), mainly resulting from foreign currency translation adjustments on the Company’s U.S. dollar cash reserves.

As of September 30, 2016, the Company had cash of RMB1,279.6 million (US$191.9 million), compared with RMB362.5 million as of December 31, 2015. The increase was mainly due to (i) net income of RMB588.0 million for the nine months ended September 30, 2016, (ii) net proceeds of US$94.2 million received from the Company’s IPO on April 27, 2016 and net proceeds of US$10.0 million received from a private placement to SINA Corporation (NASDAQ:SINA) concurrent with the IPO, and partially offset by (iii) cash payment of US$42.2 million in relation to the acquisition of Gold Master.

As of September 30, 2016, Total shareholders’ equity of Yintech was RMB2,807.6 million (US$421.0 million), compared with RMB363.6 million as of December 31, 2015.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook with the consolidation of Gold Master, which reflects the Company’s current and preliminary view and is subject to change:

2016 Fourth Quarter Guidance

•                  Customer trading volume will be in the range of RMB1,100 billion to RMB1,200 billion.

•                  Revenues will be in the range of RMB800 million to RMB870 million.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as amortization of intangible assets in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation as well as amortization of intangible assets in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6685 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2016. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Tuesday, November 15, 2016 (9:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272

U.S. Toll Free	+1 888 346 8982

Mainland China Toll Free	400 120 1203

Hong Kong	+852 3018 4992

Hong Kong Toll Free	800 905 945

Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, November 22, 2016.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088

U.S. Toll Free	+1 877 344 7529

Passcode	10095718

A live and archived webcast of the conference call will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the prospectus filed by the Company on April 26, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ:YIN) is the largest online provider of spot commodity trading services in China by customer trading volume in both 2014 and 2015, according to Euromonitor. The Company facilitates the trading by individual customers of gold, silver and other precious metals and commodities on China’s three leading exchanges: the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Yintech provides customers with comprehensive services, including account opening, investor education, market information, research, live market commentary, live discussion boards and real-time customer support, the majority of which, is delivered through its proprietary client software, instant messaging system and call center.

Operational Highlights

	For the three months ended			For the nine months ended
	September	June	September	September	September
	30, 2015	30, 2016	30, 2016[1]	30, 2015	30, 2016[1]

Customer trading volume (in RMB billion)
Regular account business
– local exchanges [2]	142.3	316.5	534.3	507.8	1,113.0
Regular account business
– Shanghai Gold Exchange [3]	—	37.7	262.0	—	329.4
Mini account business [4]	—	60.2	38.8	—	116.4
Total	142.3	414.3	835.1	507.8	1,558.80

Net commissions and fees (in RMB million)
Regular account business
– local exchanges [2]	216.4	416.5	583.6	769.3	1,366.60
Regular account business
– Shanghai Gold Exchange [3]	—	12.4	91.0	—	113.0
Mini account business [4]	—	34.9	26.1	—	72.2
Total	216.4	463.8	700.7	769.3	1,551.80

Effective fee rate
Regular account business
– local exchanges [2]	0.154%	0.132%	0.109%	0.151%	0.123%
Regular account business
– Shanghai Gold Exchange [3]	—	0.033%	0.035%	—	0.034%
Mini account business [4]	—	0.058%	0.067%	—	0.062%
Total	0.154%	0.112%	0.084%	0.151%	0.100%

Active accounts [5]
Regular account business
– local exchanges [2]	11,639	17,176	18,547
Regular account business
– Shanghai Gold Exchange [3]	—	1,447	22,250
Mini account business [4]	—	57,333	80,672
Total	11,639	75,956	121,469

Tradable accounts [6]
Regular account business
– local exchanges [2]	45,133	60,762	66,525
Regular account business
– Shanghai Gold Exchange [3]	—	2,069	55,488
Mini account business [4]	—	179,170	314,932
Total	45,133	242,001	436,945

Note

(1) Including Gold Master’s results of operations since September 1, 2016

(2) Refer to our regular account business on the Tianjing Precious Metals Exchange, the Guangdong Precious Metals Exchange and Hengda Metals Exchange. In the third quarter of 2016, we launched our operations on Hengda Metals Exchange, a local exchange approved by Jiangxi Provincial Government, in order to provide our customers with a wider range of trading products

(3) Refer to our regular account business on the Shanghai Gold Exchange

(4) Refer to our mini account business on the Guangdong Precious Metals Exchange

(5) Refer to a customer account that executed at least one trade through us in a given period

(6) Refer to a customer account that has been activated and has remained tradable as of the end of a given period

Combined and Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the three months ended			For the nine months ended
	September	June	September	September 30,	September 30,
	30, 2015	30, 2016	30, 2016[1]	2015	2016[1]
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues
Commissions and fees, net	216,363	463,841	700,744	769,258	1,551,773
Trading gains/(losses), net [7]	135,846	1,694	4,943	165,298	7,569
Interest and investment income	1,534	359	1,130	4,167	1,727
Other revenues	25,253	41,502	40,690	45,597	96,759
	378,996	507,396	747,507	984,320	1,657,828

Expenses
Employee compensation and benefits	(104,387)	(136,903)	(186,537)	(279,943)	(454,800)
Advertising and promotion	(62,010)	(95,386)	(208,480)	(167,598)	(353,997)
Information technology and communications	(6,935)	(8,922)	(8,360)	(22,033)	(27,936)
Occupancy and equipment rental	(9,970)	(15,378)	(18,798)	(30,949)	(46,899)
Taxes and surcharges	(4,763)	(6,542)	(5,427)	(16,173)	(20,473)
Intangible assets amortization	—	—	(5,048)	—	(5,048)
Other expenses	(11,114)	(14,337)	(46,040)	(36,985)	(74,916)
	(199,179)	(277,468)	(478,690)	(553,681)	(984,069)

Income before income taxes	179,817	229,928	268,817	430,639	673,759
Income taxes	(36,976)	(28,079)	(33,585)	(75,762)	(85,716)
Net income	142,841	201,849	235,232	354,877	588,043
Less: Non-controlling interests	—	798	(6,836)	—	(4,364)
Net income attributable to Yintech	142,841	201,051	242,068	354,877	592,407
Other comprehensive income	—	19,944	3,040	—	22,711
Comprehensive income attributable to Yintech	142,841	220,995	245,108	354,877	615,118

Earnings per ADS [8] (RMB)
Basic	2.86	3.6	4.02	7.10	10.70
Diluted	2.72	3.38	3.75	6.77	9.99

Weighted average number of shares (‘000) [8]
Basic	1,000,000	1,117,725	1,204,120	1,000,000	1,107,635
Diluted	1,049,863	1,190,738	1,289,933	1,048,856	1,185,461

Number of shares outstanding at end of period (‘000) [8]	1,000,000	1,164,815	1,365,706	1,000,000	1,365,706

Note:

(1) Including Gold Master’s results of operations since September 1, 2016

(7) Net trading gain in the first three quarters of 2015 was mainly due to trading gain from spot commodity contracts as a result of serving as counterparty to our customers’ trades on Tianjin and Guangdong Exchanges. Commencing on August 23, 2015, our gains and losses arising from spot commodity contracts with customers are transferred to, and absorbed by a third party fund pursuant to our risk and return transfer arrangement. We no longer generate trading gains or losses from spot commodity contracts as long as the risk and return transfer arrangement remains in force. Furthermore, Tianjin Exchange modified its trading model in June 2016. Under the new trading model, we no longer serve as counterparty to our customers’ trades. Net trading gains in first three quarters of 2016 resulted from available-for-sale investments.

(8) Each ADS represents 20 ordinary shares.

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended			For the nine months ended
	September	June	September	September	September
	30, 2015	30, 2016	30, 2016	30, 2015	30, 2016

Net income attributable to Yintech	142,841	201,051	242,068	354,877	592,407
Add: Share-based compensation	7,670	7,270	3,381	23,540	22,429
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	—	—	3,434	—	3,434
Non-GAAP net income attributable to Yintech	150,511	208,321	248,883	378,417	618,270

Non-GAAP earnings per ADS (RMB)
Basic	3.01	3.73	4.13	7.57	11.16
Diluted	2.87	3.50	3.86	7.22	10.43

Consolidated Balance Sheets

In RMB ‘000, except otherwise specified

	December 31,	September 30,
	2015	2016
	Audited	Unaudited
Assets
Cash	362,461	1,279,619
Derivative assets	445	3
Available-for-sale investments	75,670	94,100
Deposits with clearing organizations	239,904	186,784
Equipment and leasehold improvements	18,315	26,342
Deferred tax assets	3,782	18,805
Goodwill	—	1,068,985
Intangible assets	—	430,380
Commission receivable	—	83,411
Other assets	79,180	126,238
Total Assets	779,757	3,314,667

Liabilities and Shareholders’ Equity

Deferred tax liabilities	—	102,128
Derivative liabilities	14,336	54,141
Amount due to related parties	118,880	—
Income tax payable	23,385	88,423
Accounts payable	3,645	22,985
Accrued employee benefits	76,503	191,007
Dividends payable	126,876	—
Other liabilities	52,535	49,784
Total liabilities	416,160	508,468

Equity attributable to Yintech shareholders	363,597	2,807,563
Equity attributable to non-controlling interests	—	(1,364)
Total shareholders’ equity	363,597	2,806,199

Total liabilities and shareholders’ equity	779,757	3,314,667

For investor and media inquiries, please contact:

Yintech

Investor Relations Department

Phone: +86 21 2028 9009 ext 8096

E-mail: ir@baidao.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com